

Dave Riddile

Director of Marketing and Operations/Partner at Here Today
Brewery & Kitchen

Seattle, Washington, United States · **Contact info**

No Anchor Bar

University of Hartfor

Experience

General Manager
No Anchor Bar · Full-time
Dec 2019 – Present · 11 mos

Director of Marketing and Operations/Partner
Here Today Brewery & Kitchen · Full-time
Dec 2019 – Present · 11 mos
Seattle, Washington, United States



Contributor
Good Beer Hunting · Freelance
Jan 2018 – Present · 2 yrs 10 mos

Contribute Photography and Writing to industry leading beer publication.

From November 2018 to September 2019 served in a Marketing/Content role with brewery
clients through GBH's branding studio.

Director of Sales and Marketing

The Collective Brewing Project LLC · Full-time

May 2015 – Oct 2019 · 4 yrs 6 mos

Fort Worth, Texas, United States

Began as part-time taproom employee and by en

Marketing for a small mixed-fermentation brewery



Adjunct Professor

Tarrant County College · Part-time

Jul 2016 – Jun 2018 · 2 yrs

Fort Worth, Texas, United States

Taught Brass Lessons, Music Appreciation, Theory

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Education



University of Hartford

Master's degree, Music Performance, French Horr

2010 – 2012



Texas Wesleyan University

Bachelors of Arts, Music

2005 – 2010

Skills & Endorsements

Sales & Marketing

Writing

General Management

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